April 6, 2020

Office of Energy & Transportation

Division of Corporation Finance

Attn: Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Desert Hawk Gold Corp.
Registration Statement on Form S-1
Filed February 12, 2020
File No. 333-236398

Dear Ms. Barberena-Meissner:

In connection with your comment letter dated February 25, 2020, to the registration statement on Form S-1 (the “Registration Statement”) of Desert Hawk Gold Corp. (the “Company”), I have been authorized to provide you with the following responses to the comments contained in your letter:

General

1.	Based on the filing date of this registration statement, it appears your effective date could be after 45 days but within 90 days of your fiscal year end. As it appears you may not satisfy the conditions of Item 8-08(b) of Regulation S-X, please file your audited financial statements for the fiscal year ended December 31, 2019, prior to the requested date of effectiveness of your registration statement, or provide your analysis of why you believe you are not required to update your financial statements. For additional guidance, please consider Section 1220.3 of the Division's Financial Reporting Manual.

RESPONSE: On March 30, 2020, the Company filed its 2019 annual report on Form 10-K, which included audited financial statements for the years ended December 31, 2019 and 2018. The financial statements filed with this annual report have been included in the amendment to the registration statement filed by the Company this day.

Irene Barberena-Meissner

April 6, 2020

The amended Form S-1 includes the 2019 financial statements and the MD&A section from the Company’s 2019 10-K report. In addition, there are some minor updates to the document.

●	The number of shares owned by Clifton Mining, the selling stockholder, has been corrected on pages 9 of the prospectus.
●	Some minor changes and updates have been included in the Business and Properties sections of the prospectus.
●	Information under the subheading Certain Relationships and Related Transactions within the Management section of the prospectus has been updated.
●	A risk factor has been added addressing the coronavirus pandemic.

Finally, we have included an updated legal opinion and the auditor’s consent as exhibits to this filing.

The Company intends to request a date of effectiveness for the filing as soon as you have had an opportunity to review the revised document. Once you have reviewed this filing, I would like to coordinate with you the request for effectiveness. I am working from home, but my direct office number (801.988.5862) is forwarded to my cell phone. I also have access to email and all of my files from my laptop.

Please feel free to contact me if further information is required.

Sincerely,

/s/ Ronald N. Vance

cc:	Rick Havenstrite, CEO
Marianne Havenstrite, Principal Financial Officer
Delaine Gruber, DeCoria, Maichel & Teague, P.S.